UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-24015

                           NOTIFICATION OF LATE FILING

 (Check One): |X| Form 10-K     [ ] Form 20-F    [ ] Form 11-K     [ ] Form 10-Q
              [ ] Form N-SAR    [ ] Form N-CSR

                       FOR PERIOD ENDED: OCTOBER 31, 2007

          [ ]      Transition Report on Form 10-K

          [ ]      Transition Report on Form 20-F

          [ ]      Transition Report on Form 11-K

          [ ]      Transition Report on Form 10-Q

          [ ]      Transition Report on Form N-SAR

               For the Transition Period Ended:
                                               --------------------------------

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

                                STEELCLOUD, INC.
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                             Full name of registrant


                            Former name if applicable

                             14040 PARK CENTER ROAD
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            Address of principal executive office (Street and number)

                                HERNDON, VA 20171
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                            City, state and zip code

                                     PART II

                             RULE 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
             N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

SteelCloud, Inc. (the "Company") is unable to file its Annual Report on Form 10-K for the period ended October 31, 2007 within the prescribed time period without unreasonable effort or expense, as the Company's auditors were not able to complete their work on the review of Company's financial statements within the necessary period of time. The Company expects to file its Annual Report on Form 10-K on or before the 15th calendar day following the date on which the report was due.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification




Robert E. Frick, Chief Executive Officer        (703)              674-5530
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             (Name)                           (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
       the answer is no, identify report(s). |X| Yes   [ ] No



(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof? [ ] Yes    |X| No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.




                                STEELCLOUD, INC.
                  (Name of Registrant as Specified in Charter)

has caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


Date: January 29, 2008                         By:   /s/ Robert E. Frick
                                                    --------------------
                                                    Robert E. Frick
                                                    Chief Executive Officer